04045507

SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-8501, JAPAN
TEL: 03-5511-5111 TLX J24308

File No. 82-34775

October 7, 2004

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room ~~3042, Stop 3-9~~ 3011
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

3-2

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

PROCESSED
OCT 19 2004
THOMSON FINANCIAL

A. English Language Documents

(1) Press release dated September 27, 2004 (Attached hereto as Exhibit A-1)
(2) Press release dated September 28, 2004 (Attached hereto as Exhibit A-2)
(3) Press release dated September 28, 2004 (Attached hereto as Exhibit A-3)
(4) Press release dated September 30, 2004 (Attached hereto as Exhibit A-4)
(5) Press release dated October 1, 2004 (Attached hereto as Exhibit A-5)
(6) Press release dated October 1, 2004 (Attached hereto as Exhibit A-6)

dlw 10/19

B. Japanese Language Documents

(1) Press release dated September 27, 2004
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated September 28, 2004
(English Translation attached hereto as Exhibit B-2, the same as A-2)
(3) Press release dated September 28, 2004
(English Translation attached hereto as Exhibit B-3, the same as A-3)
(4) Press release dated September 30, 2004
(English Translation attached hereto as Exhibit B-4, the same as A-4)
(5) Press release dated October 1, 2004
(English Translation attached hereto as Exhibit B-5, the same as A-5)
(6) Press release dated October 1, 2004
(English Translation attached hereto as Exhibit B-6, the same as A-6)

C. Japanese Language Documents

Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,

Shinsei Bank, Limited

By ______________________

Name: Kazumi Kojima

Title: General Manager

Corporate Communications Division

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Installs ATMs Accepting Foreign Bank and Credit Cards

Tokyo (Monday, September 27, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it has installed ATMs that accept bank cards and credit cards issued by foreign institutions.

Effective September 27, 2004, ATMs accepting bank cards and credit cards issued by foreign institutions participating in the international VISA and PLUS networks have been installed at all Roppongi Hills sites. In addition, ATMs recently installed at the American School in Japan (ASIJ) and Crystal Tower also accept foreign-issued cards.

Despite both domestic and international calls for change, most Japanese ATMs, with the exception of those of the Postal Service and a handful of financial institutions, are still incompatible with bank cards and credit cards issued overseas. Shinsei Bank plans to install more ATMs that accept such cards in high-demand areas such as airports and business districts. In this way, Shinsei Bank aims to bring better banking services to visitors to and the foreign community in Japan.

Cards accepted:	VISA International, VISA Electron and PLUS cards issued overseas
Services:	Withdrawal, cash advance and balance inquiry
ATM locations:	See map attached
	Roppongi Hills (Minato-ku, Tokyo)
	- Mori Tower (6th floor)
	- Shinsei Bank Keyakizaka Annex
	- Residence Tower B
	- Metro Hat / Hollywood Beauty Plaza
	- Food Magazine
	The American School in Japan (Chofu, Tokyo)
	Crystal Tower (Chuo-ku, Osaka)
Operating hours:	Depending on location, up to 24 hours/365 days (see map)

Location of ATMs Accepting Foreign-Issued Cards

Roppongi Hills


Mori Tower West-walk 6F
Financial Center
← Shibuya
Roppongi-Dori
Roppongi Station
TV Asahi-Dori
Metro Hat
Hollywood beauty plaza, B1F
ATM
Keyakizaka Terrace 1F
Financial Center
Roppongi Hills
Keyakizaka-Dori
Gate Tower 1F
Food Magazine
ATM
Residence Block B, 1F
ATM
Azabu-Jyuban

American School in Japan (ASIJ)


Nimeibashi
Seibu Tamagawa Line
Nogawa Park
Tohachi Doro
American School in Japan
Nogawa Park Entry
Asahicho2
Hitomi Kaido
Tama
Musashino no Mori Park

- Near the main gate
- Next to the cafeteria inside the school

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Masamoto Yashiro
Chairman and CEO
(Code: 8303 TSE First Section)

Shinsei Bank Obtains Exclusive Right of Preferential Negotiation to Acquire Showa Leasing

Tokyo (Tuesday, September 28, 2004) — Shinsei Bank, Limited ("Shinsei Bank") today announced that it obtained the exclusive right of preferential negotiation to acquire Showa Leasing Co., Ltd. ("Showa Leasing"). The completion of this transaction will be subject to the achievement of the agreements with Showa Leasing, such as the signing of a final and conclusive contract, etc.

1. Purpose of Acquisition

Shinsei Bank's strategic plan is to actively expand its non-bank business and to generate superior returns and profitability in each of its three key business lines: institutional banking, retail banking and non-bank business. Shinsei Bank has recently taken steps to expand its non-bank business line, offering corporate loans for small and medium-sized enterprises, real estate-secured loans including housing loans, and consumer installment credit products through Shinsei Bank subsidiaries. In addition, at the beginning of this month, Shinsei Bank reached a final agreement with APLUS Co., Ltd. ("Aplus") to acquire a majority interest of the company.

Showa Leasing, a major leasing company in Japan, possesses a solid nationwide business network, which is particularly strong in the Tokyo metropolitan area and includes an excellent branch system and experienced, knowledgeable personnel. Showa Leasing's core business consists mainly of providing leasing services to middle-ranking small and medium-sized enterprises.

The addition of Showa Leasing as a subsidiary will allow Shinsei Bank to offer leasing services to its broad customer base. A stronger non-bank business line will enhance Shinsei Bank's profitability by providing new opportunities for growth, and improve overall business stability through product diversification. In promoting the leasing business, Shinsei Bank plans to keep its cooperative relationship with the Resona Bank Group.

2. Profile of Showa Leasing

Please refer to the attached document.

3. Details of acquisition

Based on the exclusive right of preferential negotiation obtained at this time, Shinsei Bank will consider concrete ways to acquire Showa Leasing.

Attachment

Profile of Showa Leasing

Company name	Showa Leasing Co., Ltd.
President	Masami Matsushita
Address	3-12 Yotsuya, Shinjuku-ku, Tokyo
Establishment	April 2, 1969
Paid-in capital	7.1 billion yen
Total assets	613 billion yen (as of the end of March 2004)
Operating income	172.4 billion yen (for the fiscal year ended March 31, 2004)
Net operating income	5.9 billion yen (for the fiscal year ended March 31, 2004)
Number of employees	407 (as of March 2004)
Major business	•Leasing business •Installment sales business •Other finance business

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Launches *PowerSelect*, A New Type of Foreign Currency Time Deposit

- Exchangeable into Other Currencies Anytime During Deposit Period -

Tokyo (Tuesday, September 28, 2004) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of *PowerSelect,* a new type of foreign currency time deposit.

PowerSelect is a time deposit in which depositors initially convert yen into foreign currency and later can exchange into yen or other foreign currencies during the term of six months or one year. Customers can exchange currencies as frequently as they wish. Available foreign currencies for *PowerSelect* are US dollars, Euro, Sterling pounds, Australian dollars, New Zealand dollars and Canadian dollars. Depositors will receive interest every month in yen.

Unlike in typical foreign currency time deposits that do not allow cancellation before maturity, *PowerSelect* depositors can exchange currencies freely in mid-term. In addition, *PowerSelect* depositors can directly exchange one foreign currency to another without going through yen, which allows depositors to save foreign exchange fees comparing exchange to foreign currency via yen. Higher yields in foreign currencies are also attractive to depositors. (See the Outline of *PowerSelect* for details.)

Shinsei Bank continues to develop new products and services to meet various customers' needs.

Outline of *PowerSelect*

Product Name	*PowerSelect*	
Eligible Customers	Individual customers with *PowerFlex* accounts	
Term	6 months or 1 year (fixed type) - As a general rule, the maturity date shall be the day corresponding to the depositing day for the term of deposit. - If the depositing day is the last day of the month, the maturity date shall be the last day of the corresponding month. - Where no corresponding day exists, the maturity date shall be the last day of the corresponding month.	
Deposit Method	(1) Deposit method	Deposit shall be limited to a lump-sum deposit from ordinary yen deposit.
	(2) Currencies eligible for initial deposit	US dollars, Euro, Sterling pounds, Australian dollars, New Zealand dollars, Canadian dollars
	(3) Amount of depositing	US dollars, Euro, Sterling pounds: Basic currency units of 5,000 or more Australian dollars, New Zealand dollars, Canadian dollars: Basic currency units of 10,000 or more
	(4) Units of depositing	1 supplementary currency unit
Currency Exchange During Deposit Term	This deposit can be exchanged into other currencies during the term of deposit, effective the day immediately succeeding the depositing day. The deposit may be exchanged into currencies eligible for initial deposit as well as into yen.	
Handling Method on Maturity	Either of the following methods can be chosen at deposit. - Roll-over of principal: Principal can be rolled over in the same amount in the same currency on maturity for the term of deposit initially elected. - Automatic cancellation: Principal will be credited to the ordinary deposit account in the currency outstanding on maturity. * The handling method on maturity can be changed until 7:00 p.m. of the day immediately preceding the maturity date.	
Applicable Interest Rate	Interest rates indicated on the bank counter when depositing shall be applicable until the maturity date. If the deposit currency is exchanged, interest rate indicated when depositing shall apply from and including the depositing day to a day before the exchange date, and interest rate for the exchanged currency on the exchanged deposit, which is indicated on the bank counter, shall apply from and including the exchange date to the maturity date (or the next exchange date). Please contact Shinsei Financial Center or Shinsei *PowerCall* for details on applicable interest.	
Frequency of Interest Payment	Interest is payable on the interim interest payment dates and the maturity date. Interim interest payment date shall occur every month from the depositing date. Where the depositing date is the last day of the month or no corresponding day exists in the corresponding month, the interim interest payment date shall be the last day of the corresponding month.	
Interest Calculation Method	Interest payable on the interim interest payment date shall be calculated at the contractual interest rate on the actual number of days elapsed from and including the depositing date (or the previous interim interest payment date) to a day before the relevant interim interest payment date. If there is a currency conversion, payable interest amount shall be the sum of the amount calculated at the contractual interest rate on the actual number of days elapsed from and including the depositing date (or the previous interim interest payment date) to a day before the relevant currency conversion date and the amount calculated at the	

	contractual interest rate on the actual number of days elapsed from and including the currency conversion date to a day before the relevant interim interest payment date. On the maturity date, the final interest amount shall be payable which is calculated at the contractual interest rate on the actual number of days elapsed from and including the previous interim interest payment date to a day before the maturity date. If there is a currency exchange, payable final interest amount shall be the sum of the amount calculated at the contractual interest rate on the actual number of days elapsed from and including the previous interim interest payment date to a day before the relevant currency exchange date and the amount calculated at the contractual interest rate on the actual number of days elapsed from and including the currency exchange date to a day before the maturity date. Interest for currencies eligible for initial deposit shall accrue in units of supplementary currencies, and in case of 1 yen, such unit is 1 yen. Interest shall be calculated on the actual number of days elapsed on the basis of a 365-day year.
Interest Payment	Interest calculated based on the aforementioned method shall be credited to ordinary yen deposit of the said account.
Exchange Rates	The foreign exchange rates including foreign exchange fee stipulated by Shinsei Bank shall be the foreign exchange rate from yen into other currencies when initially depositing or between currencies during the term of deposit. Please contact Shinsei Financial Center or Shinsei *PowerCall* for details on foreign exchange rate applicable for each transaction. When interest is credited to the ordinary yen deposit account, foreign currencies shall be converted into yen at the foreign exchange rate (of the time of payment on each credit entry date) including foreign exchange fee stipulated by Shinsei Bank. If there is a currency exchange, relevant foreign currencies are exchanged into yen at the foreign exchange rate including foreign exchange fee stipulated by Shinsei Bank on the currency exchange date and at the specified business hour stipulated by Shinsei Bank.
Fluctuation of Foreign Exchange Rates	Depending upon the fluctuation of the foreign exchange market, foreign exchange loss may occur. Therefore, the yen amount to be received on maturity could be less than the yen amount deposited.
Fee	When depositing in yen, withdrawing or converting interest in a foreign currency into yen, the foreign exchange rate including foreign exchange fee stipulated by Shinsei Bank shall apply. Therefore, even if the exchange rates remain unchanged, principal amount may fall below the initial value. The foreign exchange fee differs depending upon the combination between currencies. Please contact Shinsei Financial Center or Shinsei *PowerCall* for details. A separate fee must be paid for the remittance of funds in foreign currency. For details, please contact Shinsei Financial Center or Shinsei *PowerCall.*
Deposit Insurance	Foreign currency deposit is not covered by Deposit Insurance.
Cancellation Before Maturity	As a general rule, not accepted
Tax	Interest: Subject to 20% separate withholding tax Foreign exchange gain: The gain is taxable as "miscellaneous income" based on comprehensive income taxation, and requires filing of a tax return. Foreign exchange loss: The loss is deductible from "miscellaneous income." Not subject to Maruyu tax exemptions

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Executive Assignment Change

Tokyo (Thursday, September 30, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective October 1, 2004.

	New Position	Former Position
Junzo Tomii	Managing Executive Officer, Head of Corporate Business Solutions Sub-Group, and General Manager of Business Solution Division II	Managing Executive Officer, Head of Corporate Business Solutions Sub-Group

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Details of Stock Acquisition Rights of Stock Options

Tokyo (Friday, October 1, 2004) --- Shinsei Bank, Limited (the "Bank") announced that details of Stock Acquisition Rights based on the resolution of its Board of Directors meeting held on September 17, 2004 were determined today. The details are as follows:

1.	Issue date of Stock Acquisition Rights:	October 1, 2004
2.	Total number of Stock Acquisition Rights to be issued:	161 (if Stock Acquisition Rights are retired due to the occurrence of any of their retirement events, the number of Stock Acquisition Rights will be reduced)
3.	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	161,000 common shares of the Bank (number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000)
4.	Amount payable when exercising Stock Acquisition Rights:	646,000 yen per 1 Stock Acquisition Right (646 yen per share)
	The payment amount shall be the amount calculated by multiplying the average value of the closing price of the Bank's common shares at the Tokyo Stock Exchange in the ten trading days immediately preceding October 1, 2004 and 1.01 and the number of shares that can be purchased through the exercise of 1 Stock Acquisition Right.	
5.	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	104,006,000 yen
6.	Amount capitalized when issuing shares through the exercise of Stock Acquisition Rights:	323 yen per share

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the Annual General Meeting of Shareholders: May 28, 2004
(2) Resolution date of the Annual General Meeting of Shareholders: June 24, 2004
(3) Exercise Period of Stock Acquisition Rights: From July 1, 2006 to June 23, 2014

For further information, please contact:
Yoshihide Nakagawa or Yasuhiro Fujiki,
Corporate Communications Division, Shinsei Bank, Limited (www.shinseibank.com)
Tel: (+81)-3-5511-5013 Fax: (+81)-3-5511-5505

SHINSEI BANK
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Securitization Program for Medical Receivables
- New funding tool for small-medium sized hospitals and clinics -

Tokyo (Friday, October 1, 2004) – Shinsei Bank, Limited ("Shinsei Bank") announced today the launch of an innovative funding program for hospitals and clinics involving the securitization of their medical receivables. This program will be operated in partnership with medical consulting companies, I'rom Co., Ltd. (Shinagawa-ku, Tokyo) and Nihon Medical Partners Co., Ltd. (Chiyoda-ku, Tokyo), starting from November. Until now, this type of funding has only been available to large hospitals; Shinsei's program makes this important funding tool available to small-medium sized hospitals and clinics.

In Shinsei's program, a trust bank takes over hospitals' medical receivables from health insurance programs, and issues beneficial interest in trust. Shinsei Bank will purchase the beneficial interest certificates and sell them to investors after structuring the receivables into rated financial instruments. For up to three years, hospitals can receive fixed-rate funding worth up to approximately 80% equivalent of three months medical fees based on their monthly origination capacity determined by historical records. (See the attached scheme.)

Medical receivables are high quality assets because they are paid by government-backed health insurance programs through The Social Insurance Medical Fee Payment Fund and The Federation of National Health Insurance Organization. While major hospitals have been able to use securitization as a funding tool, small-medium hospitals and clinics could not do so due to the lack of amount of assets needed. Shinsei's program has found a way to make securitization available to small-medium institutions. Shinsei Bank uses sophisticated statistical risk analysis to analyze the diversified risks from numerous hospitals and clinics, which enables the Bank to pool assets from various organizations into a single securitization.

In addition to widening the range of funding tools available to small-medium sized medical organizations, Shinsei's program provides a way for these institutions to have stable long-term funding at fixed costs. Furthermore, these hospitals and clinics can improve their balance sheets by off-balancing their receivables and corresponding external debt. The major eligibility criterion of this program is "any medical organization with sound management", which includes both organizations run by corporations and individuals. In terms of size, small-medium institutions are the major target of this program.

Shinsei Bank leverages its sophisticated risk management, strong balance sheet, full-line securitization capabilities and extensive network to provide this program.

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model. News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

At Time of Commencement


Sub Servicer
Documents
Master Servicer; I'rom/Nihon Medical Partners
Documents
Cash Management
Hospital
Eligibility Check
Hospital
Issuance of Beneficial Interest Certificates /Proceeds
Hospital
Transfer of Medical Receivables/ Proceeds
Trust
Shinsei Bank
Notice of Transfer
Distribution
Gov.-backed Health Insurance Program
Payment of Medical Fees
Investors

Operational Period


I'rom / Nihon Medical Partners
Operational Data Check
Reporting
Proceeds, Twice A Month
Hospitals
Trust
Shinsei Bank
Dividend, Redemption
Claim Medical Fees
Gov.-backed Health Insurance Program
Monthly Medical Fee Payment
Investors

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Installs ATMs Accepting Foreign Bank and Credit Cards

Tokyo (Monday, September 27, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it has installed ATMs that accept bank cards and credit cards issued by foreign institutions.

Effective September 27, 2004, ATMs accepting bank cards and credit cards issued by foreign institutions participating in the international VISA and PLUS networks have been installed at all Roppongi Hills sites. In addition, ATMs recently installed at the American School in Japan (ASIJ) and Crystal Tower also accept foreign-issued cards.

Despite both domestic and international calls for change, most Japanese ATMs, with the exception of those of the Postal Service and a handful of financial institutions, are still incompatible with bank cards and credit cards issued overseas. Shinsei Bank plans to install more ATMs that accept such cards in high-demand areas such as airports and business districts. In this way, Shinsei Bank aims to bring better banking services to visitors to and the foreign community in Japan.

Cards accepted:	VISA International, VISA Electron and PLUS cards issued overseas
Services:	Withdrawal, cash advance and balance inquiry
ATM locations:	See map attached
	Roppongi Hills (Minato-ku, Tokyo)
	- Mori Tower (6th floor)
	- Shinsei Bank Keyakizaka Annex
	- Residence Tower B
	- Metro Hat / Hollywood Beauty Plaza
	- Food Magazine
	The American School in Japan (Chofu, Tokyo)
	Crystal Tower (Chuo-ku, Osaka)
Operating hours:	Depending on location, up to 24 hours/365 days (see map)

Location of ATMs Accepting Foreign-Issued Cards

Roppongi Hills



Mori Tower West-walk 6F
Financial Center
11:00 – 19:00
ATM／7:30 – 23:30
← Shibuya
Roppongi-Dori
Roppongi Station
TV Asahi-Dori
Metro Hat
Hollywood beauty plaza, B1F
ATM
7:00 – 23:00
Keyakizaka Terrace 1F
Financial Center
11:00 – 18:00
ATM／24 hours
Roppongi Hills
Keyakizaka-Dori
Gate Tower 1F
Food Magazine
ATM
24 hours
Residence Block B, 1F
ATM
24 hours
Azabu-Jyuban

American School in Japan (ASIJ)



Nimaibashi
Seibu Tamagawa Line
Nogawa Park
Tohachi Doro
American School
in Japan
Nogawa Park
Entry
Tama
Asahicho2
Hitomi Kaido
Musashino no Mori Park

- Near the main gate
- Next to the cafeteria inside the school

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Masamoto Yashiro
Chairman and CEO
(Code: 8303 TSE First Section)

Shinsei Bank Obtains Exclusive Right of Preferential Negotiation to Acquire Showa Leasing

Tokyo (Tuesday, September 28, 2004) — Shinsei Bank, Limited ("Shinsei Bank") today announced that it obtained the exclusive right of preferential negotiation to acquire Showa Leasing Co., Ltd. ("Showa Leasing"). The completion of this transaction will be subject to the achievement of the agreements with Showa Leasing, such as the signing of a final and conclusive contract, etc.

1. Purpose of Acquisition

Shinsei Bank's strategic plan is to actively expand its non-bank business and to generate superior returns and profitability in each of its three key business lines: institutional banking, retail banking and non-bank business. Shinsei Bank has recently taken steps to expand its non-bank business line, offering corporate loans for small and medium-sized enterprises, real estate-secured loans including housing loans, and consumer installment credit products through Shinsei Bank subsidiaries. In addition, at the beginning of this month, Shinsei Bank reached a final agreement with APLUS Co., Ltd. ("Aplus") to acquire a majority interest of the company.

Showa Leasing, a major leasing company in Japan, possesses a solid nationwide business network, which is particularly strong in the Tokyo metropolitan area and includes an excellent branch system and experienced, knowledgeable personnel. Showa Leasing's core business consists mainly of providing leasing services to middle-ranking small and medium-sized enterprises.

The addition of Showa Leasing as a subsidiary will allow Shinsei Bank to offer leasing services to its broad customer base. A stronger non-bank business line will enhance Shinsei Bank's profitability by providing new opportunities for growth, and improve overall business stability through product diversification. In promoting the leasing business, Shinsei Bank plans to keep its cooperative relationship with the Resona Bank Group.

2. Profile of Showa Leasing

   Please refer to the attached document.

3. Details of acquisition

   Based on the exclusive right of preferential negotiation obtained at this time, Shinsei Bank will consider concrete ways to acquire Showa Leasing.

Attachment

Profile of Showa Leasing

Company name	Showa Leasing Co., Ltd.
President	Masami Matsushita
Address	3-12 Yotsuya, Shinjuku-ku, Tokyo
Establishment	April 2, 1969
Paid-in capital	7.1 billion yen
Total assets	613 billion yen (as of the end of March 2004)
Operating income	172.4 billion yen (for the fiscal year ended March 31, 2004)
Net operating income	5.9 billion yen (for the fiscal year ended March 31, 2004)
Number of employees	407 (as of March 2004)
Major business	・Leasing business ・Installment sales business ・Other finance business

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Launches *PowerSelect*, A New Type of Foreign Currency Time Deposit

- Exchangeable into Other Currencies Anytime During Deposit Period -

Tokyo (Tuesday, September 28, 2004) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of *PowerSelect,* a new type of foreign currency time deposit.

PowerSelect is a time deposit in which depositors initially convert yen into foreign currency and later can exchange into yen or other foreign currencies during the term of six months or one year. Customers can exchange currencies as frequently as they wish. Available foreign currencies for *PowerSelect* are US dollars, Euro, Sterling pounds, Australian dollars, New Zealand dollars and Canadian dollars. Depositors will receive interest every month in yen.

Unlike in typical foreign currency time deposits that do not allow cancellation before maturity, *PowerSelect* depositors can exchange currencies freely in mid-term. In addition, *PowerSelect* depositors can directly exchange one foreign currency to another without going through yen, which allows depositors to save foreign exchange fees comparing exchange to foreign currency via yen. Higher yields in foreign currencies are also attractive to depositors. (See the Outline of *PowerSelect* for details.)

Shinsei Bank continues to develop new products and services to meet various customers' needs.

Outline of *PowerSelect*

Product Name	*PowerSelect*	
Eligible Customers	Individual customers with *PowerFlex* accounts	
Term	6 months or 1 year (fixed type) - As a general rule, the maturity date shall be the day corresponding to the depositing day for the term of deposit. - If the depositing day is the last day of the month, the maturity date shall be the last day of the corresponding month. - Where no corresponding day exists, the maturity date shall be the last day of the corresponding month.	
Deposit Method	(1) Deposit method	Deposit shall be limited to a lump-sum deposit from ordinary yen deposit.
	(2) Currencies eligible for initial deposit	US dollars, Euro, Sterling pounds, Australian dollars, New Zealand dollars, Canadian dollars
	(3) Amount of depositing	US dollars, Euro, Sterling pounds: Basic currency units of 5,000 or more Australian dollars, New Zealand dollars, Canadian dollars: Basic currency units of 10,000 or more
	(4) Units of depositing	1 supplementary currency unit
Currency Exchange During Deposit Term	This deposit can be exchanged into other currencies during the term of deposit, effective the day immediately succeeding the depositing day. The deposit may be exchanged into currencies eligible for initial deposit as well as into yen.	
Handling Method on Maturity	Either of the following methods can be chosen at deposit. - Roll-over of principal: Principal can be rolled over in the same amount in the same currency on maturity for the term of deposit initially elected. - Automatic cancellation: Principal will be credited to the ordinary deposit account in the currency outstanding on maturity. * The handling method on maturity can be changed until 7:00 p.m. of the day immediately preceding the maturity date.	
Applicable Interest Rate	Interest rates indicated on the bank counter when depositing shall be applicable until the maturity date. If the deposit currency is exchanged, interest rate indicated when depositing shall apply from and including the depositing day to a day before the exchange date, and interest rate for the exchanged currency on the exchanged deposit, which is indicated on the bank counter, shall apply from and including the exchange date to the maturity date (or the next exchange date). Please contact Shinsei Financial Center or Shinsei *PowerCall* for details on applicable interest.	
Frequency of Interest Payment	Interest is payable on the interim interest payment dates and the maturity date. Interim interest payment date shall occur every month from the depositing date. Where the depositing date is the last day of the month or no corresponding day exists in the corresponding month, the interim interest payment date shall be the last day of the corresponding month.	
Interest Calculation Method	Interest payable on the interim interest payment date shall be calculated at the contractual interest rate on the actual number of days elapsed from and including the depositing date (or the previous interim interest payment date) to a day before the relevant interim interest payment date. If there is a currency conversion, payable interest amount shall be the sum of the amount calculated at the contractual interest rate on the actual number of days elapsed from and including the depositing date (or the previous interim interest payment date) to a day before the relevant currency conversion date and the amount calculated at the	

	contractual interest rate on the actual number of days elapsed from and including the currency conversion date to a day before the relevant interim interest payment date. On the maturity date, the final interest amount shall be payable which is calculated at the contractual interest rate on the actual number of days elapsed from and including the previous interim interest payment date to a day before the maturity date. If there is a currency exchange, payable final interest amount shall be the sum of the amount calculated at the contractual interest rate on the actual number of days elapsed from and including the previous interim interest payment date to a day before the relevant currency exchange date and the amount calculated at the contractual interest rate on the actual number of days elapsed from and including the currency exchange date to a day before the maturity date. Interest for currencies eligible for initial deposit shall accrue in units of supplementary currencies, and in case of 1 yen, such unit is 1 yen. Interest shall be calculated on the actual number of days elapsed on the basis of a 365-day year.
Interest Payment	Interest calculated based on the aforementioned method shall be credited to ordinary yen deposit of the said account.
Exchange Rates	The foreign exchange rates including foreign exchange fee stipulated by Shinsei Bank shall be the foreign exchange rate from yen into other currencies when initially depositing or between currencies during the term of deposit. Please contact Shinsei Financial Center or Shinsei *PowerCall* for details on foreign exchange rate applicable for each transaction. When interest is credited to the ordinary yen deposit account, foreign currencies shall be converted into yen at the foreign exchange rate (of the time of payment on each credit entry date) including foreign exchange fee stipulated by Shinsei Bank. If there is a currency exchange, relevant foreign currencies are exchanged into yen at the foreign exchange rate including foreign exchange fee stipulated by Shinsei Bank on the currency exchange date and at the specified business hour stipulated by Shinsei Bank.
Fluctuation of Foreign Exchange Rates	Depending upon the fluctuation of the foreign exchange market, foreign exchange loss may occur. Therefore, the yen amount to be received on maturity could be less than the yen amount deposited.
Fee	When depositing in yen, withdrawing or converting interest in a foreign currency into yen, the foreign exchange rate including foreign exchange fee stipulated by Shinsei Bank shall apply. Therefore, even if the exchange rates remain unchanged, principal amount may fall below the initial value. The foreign exchange fee differs depending upon the combination between currencies. Please contact Shinsei Financial Center or Shinsei *PowerCall* for details. A separate fee must be paid for the remittance of funds in foreign currency. For details, please contact Shinsei Financial Center or Shinsei *PowerCall*.
Deposit Insurance	Foreign currency deposit is not covered by Deposit Insurance.
Cancellation Before Maturity	As a general rule, not accepted
Tax	Interest: Subject to 20% separate withholding tax Foreign exchange gain: The gain is taxable as "miscellaneous income" based on comprehensive income taxation, and requires filing of a tax return. Foreign exchange loss: The loss is deductible from "miscellaneous income." Not subject to Maruyu tax exemptions

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Executive Assignment Change

Tokyo (Thursday, September 30, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective October 1, 2004.

	New Position	Former Position
Junzo Tomii	Managing Executive Officer, Head of Corporate Business Solutions Sub-Group, and General Manager of Business Solution Division II	Managing Executive Officer, Head of Corporate Business Solutions Sub-Group

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Details of Stock Acquisition Rights of Stock Options

Tokyo (Friday, October 1, 2004) --- Shinsei Bank, Limited (the "Bank") announced that details of Stock Acquisition Rights based on the resolution of its Board of Directors meeting held on September 17, 2004 were determined today. The details are as follows:

1.	Issue date of Stock Acquisition Rights:	October 1, 2004
2.	Total number of Stock Acquisition Rights to be issued:	161 (if Stock Acquisition Rights are retired due to the occurrence of any of their retirement events, the number of Stock Acquisition Rights will be reduced)
3.	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	161,000 common shares of the Bank (number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000)
4.	Amount payable when exercising Stock Acquisition Rights:	646,000 yen per 1 Stock Acquisition Right (646 yen per share)
	The payment amount shall be the amount calculated by multiplying the average value of the closing price of the Bank's common shares at the Tokyo Stock Exchange in the ten trading days immediately preceding October 1, 2004 and 1.01 and the number of shares that can be purchased through the exercise of 1 Stock Acquisition Right.	
5.	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	104,006,000 yen
6.	Amount capitalized when issuing shares through the exercise of Stock Acquisition Rights:	323 yen per share

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the Annual General Meeting of Shareholders: May 28, 2004
(2) Resolution date of the Annual General Meeting of Shareholders: June 24, 2004
(3) Exercise Period of Stock Acquisition Rights: From July 1, 2006 to June 23, 2014

For further information, please contact:
Yoshihide Nakagawa or Yasuhiro Fujiki,
Corporate Communications Division, Shinsei Bank, Limited (www.shinseibank.com)
Tel: (+81)-3-5511-5013 Fax: (+81)-3-5511-5505

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Securitization Program for Medical Receivables
- New funding tool for small-medium sized hospitals and clinics -

Tokyo (Friday, October 1, 2004) – Shinsei Bank, Limited ("Shinsei Bank") announced today the launch of an innovative funding program for hospitals and clinics involving the securitization of their medical receivables. This program will be operated in partnership with medical consulting companies, I'rom Co., Ltd. (Shinagawa-ku, Tokyo) and Nihon Medical Partners Co., Ltd. (Chiyoda-ku, Tokyo), starting from November. Until now, this type of funding has only been available to large hospitals; Shinsei's program makes this important funding tool available to small-medium sized hospitals and clinics.

In Shinsei's program, a trust bank takes over hospitals' medical receivables from health insurance programs, and issues beneficial interest in trust. Shinsei Bank will purchase the beneficial interest certificates and sell them to investors after structuring the receivables into rated financial instruments. For up to three years, hospitals can receive fixed-rate funding worth up to approximately 80% equivalent of three months medical fees based on their monthly origination capacity determined by historical records. (See the attached scheme.)

Medical receivables are high quality assets because they are paid by government-backed health insurance programs through The Social Insurance Medical Fee Payment Fund and The Federation of National Health Insurance Organization. While major hospitals have been able to use securitization as a funding tool, small-medium hospitals and clinics could not do so due to the lack of amount of assets needed. Shinsei's program has found a way to make securitization available to small-medium institutions. Shinsei Bank uses sophisticated statistical risk analysis to analyze the diversified risks from numerous hospitals and clinics, which enables the Bank to pool assets from various organizations into a single securitization.

In addition to widening the range of funding tools available to small-medium sized medical organizations, Shinsei's program provides a way for these institutions to have stable long-term funding at fixed costs. Furthermore, these hospitals and clinics can improve their balance sheets by off-balancing their receivables and corresponding external debt. The major eligibility criterion of this program is "any medical organization with sound management", which includes both organizations run by corporations and individuals. In terms of size, small-medium institutions are the major target of this program.

Shinsei Bank leverages its sophisticated risk management, strong balance sheet, full-line securitization capabilities and extensive network to provide this program.

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model. News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

At Time of Commencement



Sub Servicer
Documents
Master Servicer; I'rom/Nihon Medical Partners
Documents
Cash Management
Hospital
Eligibility Check
Hospital
Issuance of Beneficial Interest Certificates /Proceeds
Hospital
Transfer of Medical Receivables/ Proceeds
Trust
Shinsei Bank
Notice of Transfer
Distribution
Gov.-backed Health Insurance Program
Payment of Medical Fees
Investors

Operational Period



I'rom / Nihon Medical Partners
Operational Data Check
Reporting
Proceeds, Twice A Month
Hospitals
Trust
Shinsei Bank
Dividend, Redemption
Claim Medical Fees
Gov.-backed Health Insurance Program
Monthly Medical Fee Payment
Investors

[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS
Large Scale Investment Report dated September 29, 2004

A large scale investment report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holding of majority interest of APLUS Co., Ltd. through YMS 6. YMS6 is a wholly owned subsidiary of Shinsei Bank.

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS
Large Scale Investment Report dated September 29, 2004

A large scale investment report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's and APLUS's holding of certain interest of TOWA MECCS CORPORATION.

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS
Status Change Report dated September 29, 2004

A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holding of majority interest of APLUS Co., Ltd through YMS 6.

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS
Amendment Report on Extraordinary Report dated October 1, 2004

An extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The extraordinary report thereto was filed in connection with Shinsei's second allocation of stock acquisition rights as stock options. The contents of the report are in the press release dated September 17, 2004 as attached hereto as Exhibit A-5.

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS
Report on Purchase of Common Shares dated October 1, 2004

A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The extraordinary report thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in September 2004.